January 14, 2014

VIA EDGAR

William H. Thompson, Accounting Branch Chief
Jason Niethamer, Assistant Chief Accountant
Donna Di Silvio, Staff Accountant
Daniel Porco, Staff Attorney
Lisa Kohl, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vipshop Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 10, 2013 (File No. 001-35454)

Dear Mr. Thompson, Mr. Niethamer, Ms. Silvio, Mr. Porco and Ms. Kohl:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 30, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

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Item 5. Operating and Financial Review and Prospects, page 53

Critical Accounting Policies, page 56

Cost of goods sold, page 58

1.                                      We note your disclosure that the increase in inventory write-downs from 2011 to 2012 is in line with the significant increase in your inventory balance. Please address the following related to this notion:

•                  Please reconcile this statement with the fact that inventory write-downs as a percentage of total inventory has grown from 2.4% in 2011 to 8.5% in 2012;

The Company acknowledges that in addition to the more comprehensive inventory write-down policy and a higher inventory balance, it should also include more details to explain the increase in write-down during 2012 was related to the significant growth in business volume.  The Company respectfully advises the staff that the ratio of inventory write-down to inventory balance at year-end may be distorted as it excludes the movements of inventories over the period.  The Company believes that the analysis of inventory write-down as a percentage of costs of goods sold, which was 0.9% in 2011 and 2.3% in 2012, explain the trends more comprehensively.  Overall, both ratios show a higher write-down in 2012, which was mainly related to the implementation of a more comprehensive inventory write-down policy since the second quarter of 2012.  This policy was developed in response to the Company’s need to improve the controls on inventory write-down, and better data made available through the employment of an advanced Oracle ERP system.  Net revenues increased by 205% in 2012, and was a year of steep growth during which the Company has expanded its business through selling new products and purchasing from new vendors, and inventory write-down inevitably increased during this period of fast growth.  However, there had been improvements in 2013 as the Company continued to improve on inventory management.  The Company considers that the trends of inventory write-downs to be consistent with its business developments during the referenced periods. The Company will improve the disclosure on inventory write-down in future filings of Form 20-F.

•                  Please also elaborate on the “more comprehensive policy” you state was established in 2012 in assessing inventory write-downs;

The Company recorded the inventory write-down based on the factors including whether the goods are damaged or slow-moving with lower market value in 2011. The Company established a more comprehensive accounting policy on inventory write-down in the second quarter of 2012. The amount of write-down is calculated based on factors such as whether the goods are returnable to vendors, inventory aging, damages, historical and forecast consumer demand, and the promotional environment. The Company assesses the inventory write-down based on different product categories and applies a certain percentages based on aging.  The Company classifies all goods into the following two categories:

•                  Non-returnable Goods.  These goods cannot be returned to suppliers and general inventory write-down of different percentages are applied to these goods within the different aging categories.  These percentages were developed based on historical write-down on these different types of goods.  In addition to general write-down, specific write-down will also be applied to non-returnable goods if assessed to be needed based on the factors mentioned above.

•                  Returnable Goods. Returnable goods will have no general write-down based on aging but specific write down will be made at the end of each reporting periods based on forecast sales, conditions of the goods and planned promotions.

In response to the Staff’s comments, the Company will include the above inventory write-down policy in its future filings of the Form 20-F.

•                  Please tell us whether any of the factors that contribute to inventory write-downs (slow-moving merchandise, items returnable to vendors, inventory aging, etc.), as noted on page F-13, had a greater impact in 2012 as compared to 2011; and

The Company respectfully advises the Staff that non-returnable goods as a percentage of total inventory increased from 11.3% as of December 31, 2011 to 27.6% as of December 31, 2012. Goods aged over one year accounted for 5.7% of total inventory as of December 31, 2012 but the Company does not have the 2011 comparative as such data was not available before the system upgrade. Due to more intense competition in the market, there were more special sales promotion events in 2012 than in 2011, and special sales promotions are more likely to result in write-downs due to the significant discounts offered.

•                  Please tell us whether the inventory write-down as a percentage total inventory has grown during the first nine months of 2013.

The Company advises the Staff that the inventory write-down as a percentage of total inventories has decreased from 8.5% in 2012 to 5.7% during the first nine months of 2013.

Liquidity and Capital Resources, page 67

Capital Expenditures, page 68

2.                                      We note your disclosure on page 68 that your capital expenditures “are expected to increase significantly in 2013 and 2014.” Please include in future filings additional disclosure regarding the expected increase in your capital expenditures, including by quantifying if possible such planned expenditures and any material expenses associated with the expansion of your fulfillment capabilities and website and IT systems, to which you refer in this section. Please refer to Item 5.B of Form 20-F. Please provide us with your proposed disclosure.

The Company confirms its understanding of the Staff’s requirement.  In response to the Staff’s comment, the Company proposes to include in “Liquidity and Capital Resources” in future filings of Form 20-F the enhanced disclosure similar to the following to discuss any foreseeable material increase in the Company’s capital expenditures:

Our future capital expenditures are expected to increase significantly in 2014 and 2015 and we expect an aggregate increase in the range of approximately [  ]% to [  ]% over the two-year period. Approximately [  ]% of such capital expenditures are expected to be used to further expand our fulfillment capabilities and infrastructure expansions, and approximately [  ]% of such capital expenditures are expected to be used to enhance our website and IT systems.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at 86 (020) 2233 0032 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:                                Eric Ya Shen, Chief Executive Officer, Vipshop Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Allen Lau, Deloitte Touche Tohmatsu